MUTUAL TERMINATION AGREEMENT

AGREEMENT made and entered into as of this 5th day of October 2007 among Organetix, Inc., a Delaware corporation (“OGTX”) and Kid Fitness, Inc., a New York corporation (“Kid Fitness”). Collectively, OGTX and Kid Fitness shall be referred to herein as the “Parties”. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Exchange Agreement referred to in the first recital.

WITNESSETH

WHEREAS, on August 13, 2007 OGTX and Kid Fitness and the Exchanging Stockholders (as defined) entered into a Share Exchange Agreement pursuant to which OGTX would acquire Kid Fitness’s assets in exchange for majority control in OGTX (the “Exchange Agreement”); and

WHEREAS, the Parties have concluded that the Financing cannot be completed on mutually acceptable terms and as a result, the Parties desire to terminate the Exchange Agreement pursuant to Section 7.1(e) thereof, upon the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the foregoing premises and covenants, agreements, representations and warranties herein contained, the parties hereto agree as follows:

ARTICLE I

CONSIDERATION FOR TERMINATION

Section 1.1  Releases.

(a) Kid Fitness Release of OGTX. Kid Fitness and each of its successors and assigns, officers, managers, shareholders and employees (collectively, “Kid Fitness Releasors”) release OGTX, its officers, managers, members, employees, successors and assigns, from all actions, causes of action, suits, debts, dues, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, judgments, extents, executions, claims, and demands whatsoever, in law, admiralty or equity, which against OGTX, its officers, managers, members, employees, successors and assigns, the Kid Fitness Releasors ever had, now have or hereafter can, shall or may, have for, upon, or by reason of the Exchange Agreement, the termination thereof or any matter, cause or thing whatsoever from the beginning of the world to the day of this Agreement.

(b) OGTX Release of Kid Fitness. Each of OGTX and its respective successors and assigns, officers, managers, shareholders and employees (collectively, “OGTX Releasors”), as the case may be, release the Kid Fitness Releasors from all actions, causes of action, suits, debts, dues, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, judgments, extents, executions, claims, and demands whatsoever, in law, admiralty or equity, which against the Kid Fitness Releasors, the OGTX Releasors ever had, now have or hereafter can, shall or may, have for, upon, or by reason of the Exchange Agreement, the termination thereof or any matter, cause or thing whatsoever from the beginning of the world to the day of this Agreement.

ARTICLE II

TERMINATION

Section 2.1  Termination of the Exchange Agreement. Effective the date hereof, each of the Parties hereto agree that the Exchange Agreement is terminated and shall be of no further force and effect. From and after the date hereof, none of the Parties shall have any further rights, obligations or liabilities under the Exchange Agreement. Notwithstanding the foregoing, the sections intended to survive the Exchange Agreement pursuant to Section 7.2 thereof shall continue in full force and effect.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF KID FITNESS

The following representations and warranties are made as of the date hereof by Kid Fitness to OGTX:

Section 3.1  Organization, Good Standing, Corporate Matters. Kid Fitness is a corporation duly organized, validly existing and in good standing under the laws of the state of New York. All necessary corporate action and all necessary or appropriate third party approvals and consents for the due authorization, execution, delivery and performance of this Agreement have been duly and validly taken or obtained. The execution, delivery and performance of this Agreement by each will not violate or result in a breach of or constitute a default under its organizational documents, by-laws or any agreement or instrument to which each is bound, or any judgment, order or decree to which each is subject. This Agreement constitutes the legal, valid and binding obligation of Kid Fitness enforceable against it in accordance with its terms, except as enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws or general principles of equity relating to creditors’ rights generally.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES BY OGTX

The following representations and warranties are made as of the date hereof by OGTX to Kid Fitness:

Section 4.1  Organization, Good Standing, Corporate Matters. OGTX is a corporation duly organized, validly existing and in good standing under the laws of Delaware. All necessary corporate action and all necessary or appropriate third party approvals and consents for the due authorization, execution, delivery and performance of this Agreement have been duly and validly taken or obtained. The execution, delivery and performance of this Agreement by OGTX will not violate or result in a breach of or constitute a default under its organizational documents, by-laws or any agreement or instrument to which OGTX or its property is bound, or any judgment, order or decree to which OGTX is subject. This Agreement constitutes the legal, valid and binding obligation of OGTX enforceable against it in accordance with its terms, except as enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws or general principles of equity relating to creditors’ rights generally.

Section 4.2. OGTX represents that it has returned to Kid Fitness all due diligence or other materials provided to it in connection with the Exchange Agreement or otherwise and will keep strictly confidential all such materials provided to it, it has not entered into any agreement on behalf of Kid Fitness and that OGTX will make all necessary filings and disclosures required by the securities laws or otherwise to reflect the termination of the Exchange Agreement.

ARTICLE V

MISCELLANEOUS

Section 5.1  Notices. All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given only if delivered personally or by facsimile transmission or mailed (first class postage prepaid) to the parties at the following addresses or facsimile numbers:

If to OGTX:	Organetix, Inc.
c/o Sanders, Ortoli, Vaughn-Flam, Rosenstadt LLP
501 Madison Avenue - 14th Floor
New York, New York 10022
Facsimile No.: (212) 826-9307
Attn: Seth Shaw

With a copy to:	William S. Rosenstadt, Esq.
Sanders, Ortoli, Vaughn-Flam, Rosenstadt LLP
501 Madison Avenue - 14th Floor
New York, New York 10022
Facsimile No.: (212) 826-9307

If to Kid Fitness:	Paul Neville
Chief Executive Officer
Kid Fitness, Inc.
269 East Main Street
East Islip, NY 11730
Fax: (631) 277-7659

With a copy to:	Barry R. Shapiro, Esq.
Meyer, Suozzi, English & Klein, P.C. 990 Stewart Avenue Garden City, New York 11530 Tel: (516) 741-6565 Fax: (516) 741-6706

All such notices, requests and other communications will (i) if delivered personally to the address as provided in this Section 5.1, be deemed given upon delivery, (ii) if delivered by facsimile transmission to the facsimile number as provided in this Section 5.1, be deemed given upon receipt, and (iii) if delivered by mail in the manner described above to the address as provided in this Section 5.1, be deemed given upon receipt (in each case regardless of whether such notice, request or other communication is received by any other person to whom a copy of such notice, request or other communication is to be delivered pursuant to this Section 5.1). Any Party from time to time may change its address, facsimile number or other information for the purpose of notices to that Party by giving notice specifying such change to the other party hereto.

Section 5.2  Entire Agreement. This Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the Parties.

Section 5.3  Expenses. Each party will pay its own costs and expenses incurred in connection with the negotiation, execution and closing of this Agreement.

Section 5.4  Waiver. Any term or condition of this Agreement may be waived at any time by the party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the party waiving such term or condition. No waiver by any party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion. All remedies, either under this Agreement or by law or otherwise afforded, will be cumulative and not alternative.

Section 5.5  Amendment. This Agreement may be amended, supplemented or modified only by a written instrument duly executed by or on behalf of each party hereto.

Section 5.6  No Assignment. This Agreement may not be assigned.

Section 5.7  Headings. The headings used in this Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

Section 5.8  Invalid Provisions. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future law, and if the rights or obligations of any party hereto under this Agreement will not be materially and adversely affected thereby, (a) such provision will be fully severable, (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof and (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom.

Section 5.9  Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to a contract executed and performed in such State, without giving effect to the conflicts of laws principles thereof.

Section 5.10  Counterparts. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

ORGANETIX, INC. By: /s/ Seth Shaw Name: Seth Shaw Title: Chief Executive Officer KID FITNESS, INC. By: /s/ Paul Neville Name: Paul Neville Title: President